Income Statement

PayLight Energy, Inc.
June 21, 2018 to December 31, 2018

Financial Statements in U.S. Dollars

Revenue

Gross Sales	0.00	
Less Returns	0.00	
Net Sales		$0.00

Cost of Goods Sold

Material	0.00	
Service Labor	0.00	
Cost of Goods Sold		$0.00
Gross Profit (Loss)		$0.00

Expenses

Advertising	0.00	
Commissions	0.00	
Contract Labor	0.00	
Dues and Subscriptions	0.00	
Employee Benefit Programs	0.00	
Insurance	0.00	
Legal and Professional Fees	0.00	
Licenses and Fees	0.00	
Miscellaneous	0.00	
Office Expense	0.00	
Payroll Taxes	0.00	
Postage	0.00	
Rent	0.00	
Repairs and Maintenance	0.00	
Supplies	0.00	
Telephone	0.00	
Travel	0.00	
Vehicle Expenses	0.00	
Wages	0.00	
Total Expenses		$0.00

Net Operating Income

	$0.00